UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549




SCHEDULE 13G


BENCHMARK ELECTRONICS
Common Stock
08160H101


Item 1.		a.	Benchmark Electronics, Inc.
		b.	3000 Technology Drive
			Angleton, Texas 77515

Item 2.		a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	08160H101

Item 3.		Investment adviser registered under section 203 of the Investment
		Advisers Act of 1940

Item 4.		a.	992,390
		b.	6.35%
		c.	1.	992,390
			2.	      0
			3.	992,390
			4.	       0
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A